4800 140th Ave N
Suite 101
Clearwater, FL 33762

June 30, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, DC 20549
Attn: Rucha Pandit and Lilyanna Peyser

VIA EDGAR

Re:     Digital Media Solutions, Inc.
Registration Statement on Form S-3
Filed May 1, 2023
File No. 333-271563

Ladies and Gentlemen:

This letter sets forth responses of Digital Media Solutions, Inc. (the “Company” or “we”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 23, 2023, with respect to the Company’s Registration Statement on Form S-3 filed with the Commission on May 1, 2023 (the “Form S-3”).

The text of the Staff’s comment has been included in this letter for your convenience, and the Company’s response to the comment has been provided immediately thereafter.

Registration Statement on Form S-3

Response Submitted June 2, 2023, page 1

1. We note your response to the comment, including your representation that the “shareholder approval referenced in the Preliminary Information Statement and Definitive Information Statement relates solely to provisions in the Certificate of Designations governing the Preferred Stock and in the Warrants that prohibit the Selling Shareholders from converting into or exercising for a number of shares of Class A Common Stock in excess of amounts permitted under NYSE rules and regulations absent shareholder approval.” However, you state in “Reasons for Approval of the Issuance” on page 4 of the information statement, which you refer to in your response, that “stockholders holding a majority of the outstanding voting power of the Company must approve the Issuance because the number of shares of Class A Common Stock issuable upon conversion of the shares of Preferred Stock and exercise of Warrants issued pursuant to the SPA would exceed” the thresholds under the NYSE rules; in this regard we note that “Issuance” includes the issuance of the Preferred Stock and Warrants. In both cases, the quoted language above appears to reference Rule 312.03 of the NYSE Listed Company Manual, which requires “shareholder approval. . . prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if. . . the common stock has, or will upon issuance, voting power equal to or in excess of 20 percent of the voting power outstanding before the issuance of such stock or of securities convertible into or exercisable for common stock” (emphasis added). It therefore appears that, per the NYSE rules you were required to, and per the disclosure in your information statement you intended to, seek shareholder approval of the issuance of the convertible securities. It further appears that the certificates of designation require you to obtain the shareholder approval already required by the NYSE rules.

If you issued the securities in violation of the NYSE rules, please advise us as to what actions you plan to take with respect to the Form S-3. If you do not believe you issued the securities in violation of the NYSE rules, please provide us with a thorough legal analysis of the basis of such belief.

Response:

The Company respectfully notes that the offering (the “Offering”) of 80,000 shares of the Series A Convertible Preferred Stock, 60,000 shares of the Series B Convertible Preferred Stock (collectively, the “Preferred Stock”), and warrants (“Warrants”) to purchase 14,444,444 shares of Class A common stock of the Company, par value $0.0001 (“Common Stock”), by the Company was made in compliance with the New York Stock Exchange (“NYSE”) rules.
As is common practice in connection with the issuance of convertible securities, the terms of the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Redeemable Preferred Stock (the

“Series A Certificate of Designation”), the Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Redeemable Preferred Stock (the “Series B Certificate of Designation” and together with the Series A Certificate of Designation, the “Certificates of Designation”), and the Warrants in each case prohibited the holders of Preferred Stock and Warrants from converting into or exercising for a number of shares of Common Stock in excess of amounts permitted under NYSE rules and regulations absent shareholder approval. In the event such shareholder approval was not obtained or did not become effective, the Preferred Stock and Warrants would not have been convertible into or exercisable for amounts permitted under NYSE rules.

The Company further notes that, in connection with the Offering, the Company sought approval by the NYSE of the listing of shares of Common Stock underlying the Preferred Stock and Warrants. The Company was in regular contact with NYSE staff regarding the terms of the Preferred Stock and Warrants, and all deal documentation was provided to NYSE staff for review and approval to ensure the Company remained in compliance with all NYSE requirements. Ultimately, the NYSE approved the listing of all shares of Common Stock issuable pursuant to the Preferred Stock and Warrants, subject to the effectiveness of the shareholder approval described in the Definitive Information Statement. Such shareholder approval became effective on June 5, 2023, and as a result, the provisions described above in the Certificates of Designation and Warrants no longer limit the number of shares issuable pursuant to the Preferred Stock and Warrants.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at 1 (617) 807-0777.

Sincerely,

DIGITAL MEDIA SOLUTIONS, INC.

By:    /s/ Anthony Saldana
    Anthony Saldana
    General Counsel, Executive Vice President of Legal & Compliance and Secretary

cc:    Jeremy Moore, Baker & McKenzie LLP